Exhibit 4.14

AMENDMENT NUMBER 1

TO BINA ENTERPRISES

WARRANT TO PURCHASE SHARES OF COMMON STOCK
OF
PROUROCARE MEDICAL INC.

The warrant agreement made as of April 5, 2004, by and between ProUroCare Inc., a Minnesota corporation (the “Company”), and BINA Enterprises (the “Agreement”) is hereby amended as follows:

The final sentence of the first paragraph of the Agreement is hereby deleted and replaced with the following sentence:

This Warrant may be exercised by Holder at any time after the date hereof; provided, however, that, Holder shall in no event have the right to exercise this Warrant or any portion thereof after six years from the date hereof, at which time all of Holder’s rights hereunder shall expire.

IN WITNESS WHEREOF, the parties have executed this Amendment No. 1 to the Agreement effective as of April 5, 2007.

PROUROCARE MEDICAL INC.

By:	/s/ Richard C. Carlson
Its:	Chief Executive Officer

ATTEST:

By
RICHARD THON, Chief Financial Officer